UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 2

            Under the Securities Exchange Act of 1934



                     INSIGHTFUL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $.01 per share
_________________________________________________________________
                  (Title of Class of Securities


                            45770X100
                  ____________________________
                         (CUSIP Number)


                       Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          April 7, 2006
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 2

CUSIP NO. 45770X100

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Stephen A. Springer

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          617,140
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            24,000

                     9.     SOLE DISPOSITIVE POWER
                            617,140

                    10.     SHARED DISPOSITIVE POWER
                            24,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     641,140

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.110%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45770X100

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Melanie A. Cissone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          600
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                            600

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.005%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45770X100

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Ashley A. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45770X100

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Target Capital Management

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            61,175

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            61,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,175

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.488%

14.  TYPE OF REPORTING PERSON*

     IA
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 2

INTRODUCTION

     The ownership of shares ("Shares") of common stock of the Issuer was previously reported by Stephen A. Springer and other Reporting Persons in a Schedule 13D filed with the Securities and Exchange Commission, as amended by a Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission. The cover pages for the Reporting Persons are hereby amended as shown in this Amendment No. 2. Item 5 is hereby amended as shown in this Amendment No. 2. All other Items remain unchanged from the previous Schedule 13D, as amended.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 702,905 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Stephen A. Springer               641,140(2)           5.110%


Melanie A. Cissone                    600(3)           0.005%

Target Capital Management          61,175(4)           0.488%
                                  ----------          -------

                      TOTAL          702,905           5.603%



  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 12,545,891.

  (2) 617,140 of such shares are held in individual retirement accounts for Stephen A. Springer and/or Melanie A. Cissone. 10,000 of such shares are held as co-trustee with A.K. Springer for Ashley A. Springer. 6,300 of such shares are held as co-trustee with A.K. Springer for Dillon K. Springer. 7,700 of such shares are held as co-trustee with A.K. Springer for Helena H. Springer.

       Note:  Ashley A. Springer, Dillon K. Springer, and Helena
       H. Springer are children of Stephen A. Springer and A.K.
       Springer.  Melanie A. Cissone is the spouse of Stephen A.
       Springer.

  (3)  300 of such shares are held as custodian for Alex
       Needham, and 300 of such shares are held as custodian for Corey Needham.

  (4) Shares are held by Target Capital Management for various clients of Target Capital Management. Such shares are included in this Schedule 13D since Target Capital
       Management shares voting and investment power (as defined in Rule 13d-3) with respect to such shares.

(b) Stephen A. Springer has sole voting and dispositive power with respect to 617,140 held in IRA accounts. Stephen A. Springer has shared voting and dispositive power with respect to 24,000 shares, determined as follows: 10,000 shares held as co-trustee with A.K. Springer for Ashley A. Springer; 6,300 shares held as co-trustee with A.K. Springer for Dillon K. Springer; and 7,700 shares held as co-trustee with A.K. Springer for Helena H. Springer.

        Melanie A. Cissone has sole voting and dispositive power over her shares enumerated in paragraph (a).

        Target Capital Management has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c) The following sales of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
Sale In The Name             Number of       Commissions not
      Of*           Date     Shares          included)

Stephen A.        3/3/06      9,000          3.04
Springer          3/3/06     15,000          3.00

                  3/8/06     16,500          3.05
                  3/8/06        500          3.06

                  3/22/06       100          3.03
                  3/22/06       300          3.02


Target Capital    3/3/06      6,000          3.04
Management        3/3/06      3,200          3.10
                  3/3/06        800          3.14

                  3/28/06     1,850          2.95
                  3/28/06     1,850          3.00
                  3/28/06       200          3.01
                  3/28/06       100          3.02

                  4/6/06     40,950          2.80
                  4/6/06        500          2.81
                  4/6/06        100          2.84
                  4/6/06        200          2.85

                  4/7/06     18,000          2.80
                  4/7/06      2,000          2.81

Melanie A.        3/22/06       125          3.02
Cissone

Ashley A.         3/22/06       400          3.03
Springer          3/22/06       200          3.04


All transactions were effectuated through open-market sales.

(d) Not applicable

(e) Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 25th day of April, 2006.


S/Stephen A. Springer
Stephen A. Springer


S/Melanie A. Cissone
Melanie A. Cissone


TARGET CAPITAL MANAGEMENT

By:  s/Stephen A. Springer
       Stephen A. Springer